## STATEMENT OF INVESTMENTS
**Dreyfus Premier Greater China Fund**
**January 31, 2008 (Unaudited)**

| Common Stocks--101.1% | Shares | Value ($) |
|---|---|---|
| **China--56.9%** | | |
| Air China, Cl. H | 10,000,000 | 8,920,892 |
| AviChina Industry & Technology, Cl. H | 110,090,000 a | 24,148,779 |
| Beijing Capital Land, Cl. H | 56,892,000 | 24,910,154 |
| Bengang Steel Plates, Cl. B | 55,015,030 | 50,004,999 |
| C.C Land Holdings | 677,000 | 771,128 |
| CGS Holding, Cl. B | 20,250,766 | 22,672,036 |
| China Communication Services, Cl. H | 52,362,000 a | 40,758,548 |
| China Merchants Property Development | 4,504,092 | 14,848,114 |
| China Telecom, Cl. H | 60,000,000 | 42,410,485 |
| ChinaSoft International | 26,190,000 | 4,476,507 |
| Chongqing Changan Automobile, Cl. B | 13,210,553 | 13,578,993 |
| Dalian Refrigeration, Cl. B | 16,608,167 | 15,209,295 |
| Dongfeng Motor Group, Cl. H | 15,008,000 | 9,895,058 |
| Giant Interactive Group, ADR | 1,731,900 | 17,163,129 |
| Huaxin Cement, Cl. B | 6,195,657 | 17,354,611 |
| Hunan Non-Ferrous Metal, Cl. H | 68,252,000 | 29,574,053 |
| Inner Mongolia Yitai Coal, Cl. B | 6,907,950 | 49,829,323 |
| Lianhua Supermarket Holdings, Cl. H | 15,919,000 | 22,280,330 |
| Shandong Chenming Paper Holdings, Cl. B | 34,583,845 | 35,389,248 |
| Shanghai Forte Land, Cl. H | 50,152,000 | 25,511,154 |
| Shanghai Friendship Group, Cl. B | 19,407,671 | 36,134,350 |
| Shanghai Prime Machinery, Cl. H | 37,932,000 | 11,625,140 |
| Sino-Ocean Land Holdings | 37,529,000 a | 36,437,330 |
| Spreadtrum Communications, ADR | 1,612,000 a | 15,314,000 |
| Xinjiang Xinxin Mining Industry, Cl. H | 21,886,000 | 14,402,760 |
| Zijin Mining Group, Cl. H | 7,244,000 | 8,750,884 |
| ZTE, Cl. H | 2,134,000 | 11,870,816 |
| | | **604,242,116** |
| **Hong Kong--29.9%** | | |
| BOC Hong Kong Holdings | 6,000,000 | 15,085,273 |
| China Agri-Industries Holdings | 20,842,000 | 12,473,305 |
| China Everbright | 17,500,000 a | 35,882,932 |
| China Foods | 24,760,000 a | 16,052,951 |
| China Oil and Gas Group | 47,826,000 a | 2,824,406 |
| China Sciences Conservational Power | 19,450,000 a,b | 374,197 |
| China Travel International Investment Hong Kong | 54,916,000 | 29,941,351 |
| CITIC International Financial Holdings | 28,700,000 | 15,934,345 |
| CNOOC | 8,000,000 | 11,562,262 |
| Comba Telecom Systems Holdings | 30,000,000 | 8,925,065 |
| Dynasty Fine Wines Group | 54,207,000 | 14,122,414 |
| Fubon Bank Hong Kong | 13,286,000 | 9,077,509 |
| Global Green Tech Group | 1,490,000 | 240,836 |
| Greentown China Holdings | 16,475,300 | 19,930,885 |
| HKR International | 13,408,800 | 9,842,303 |
| Hua Han Bio-Pharmaceutical Holdings, Cl. H | 21,566,000 | 6,107,857 |
| Jutual Offshore Oil Services | 4,870,000 | 1,194,683 |
| Lifestyle International Holdings | 4,396,000 | 11,648,866 |
| LK Technology Holdings | 62,242,500 | 8,091,568 |
| Neo-China Land Group Holdings | 16,580,000 | 10,845,358 |
| Regent Pacific Group | 99,000,000 a | 9,601,526 |
| TCC International Holdings | 14,078,000 a | 10,298,389 |
| Wasion Meters Group | 23,383,000 | 14,305,001 |
| Wharf Holdings | 4,000,000 | 21,879,693 |
| Zhuzhou CSR Times Electric, Cl. H | 19,721,000 | 21,313,478 |

|  |  |  |
|---|---:|---:|
|  |  | 317,556,453 |
| **Singapore--3.0%** |  |  |
| Beauty China Holdings | 13,000,000 | 10,038,525 |
| China Sky Chemical Fibre | 11,046,000 | 10,951,834 |
| Yanlord Land Group | 6,196,000 | 10,712,146 |
|  |  | **31,702,505** |
| **Taiwan--11.2%** |  |  |
| First Steamship | 7,000,000 a | 11,190,886 |
| Gemtek Technology | 9,593,014 | 14,502,016 |
| KGI Securities | 47,000,000 | 24,226,450 |
| Motech Industries | 4,000,000 | 23,556,757 |
| Taiwan Semiconductor Manufacturing | 10,000,000 | 19,031,980 |
| Yang Ming Marine Transport | 40,804,701 | 26,421,617 |
|  |  | **118,929,706** |
| **United States--.1%** |  |  |
| Far East Energy | 1,730,000 a | 1,159,100 |
| Far East Energy (warrants) | 625,000 a | 0 |
|  |  | **1,159,100** |
|  |  |  |
| **Total Investments** (cost $1,045,112,273) | **101.1%** | **1,073,589,880** |
| **Liabilities, Less Cash and Receivables** | **(1.1%)** | **(12,030,310)** |
| **Net Assets** | **100.0%** | **1,061,559,570** |

ADR - American Depository Receipts

a   Non-income producing security.

b   The value of this security has been determined in good faith under the direction of the Board of Directors.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

## STATEMENT OF INVESTMENTS
**Dreyfus Premier International Growth Fund**
**January 31, 2008 (Unaudited)**

| Common Stocks--95.5% | Shares | Value ($) |
|---|---:|---:|
| **Australia--4.5%** | | |
| BHP Billiton | 47,620 | 1,601,545 |
| Commonwealth Bank of Australia | 5,000 | 225,651 |
| Sonic Healthcare | 16,330 | 241,561 |
| | | **2,068,757** |
| **Austria--.6%** | | |
| OMV | 3,690 | **265,416** |
| **Belgium--2.1%** | | |
| Colruyt | 1,470 | 370,161 |
| InBev | 7,100 | 585,093 |
| | | **955,254** |
| **Canada--6.3%** | | |
| Barrick Gold | 11,600 | 599,139 |
| Bombardier, Cl. B | 57,800 a | 285,226 |
| EnCana | 9,200 | 607,066 |
| Fairfax Financial Holdings | 860 | 280,377 |
| First Quantum Minerals | 4,758 | 356,648 |
| Potash of Saskatchewan | 1,680 | 236,678 |
| Research In Motion | 2,900 a | 271,931 |
| Talisman Energy | 15,100 | 238,746 |
| | | **2,875,811** |
| **Denmark--.8%** | | |
| Carlsberg, Cl. B | 3,337 | **352,728** |
| **Finland--3.1%** | | |
| Fortum | 8,450 | 341,959 |
| Nokia | 28,500 | 1,048,797 |
| | | **1,390,756** |
| **France--6.8%** | | |
| Alstom | 2,020 | 408,114 |
| AXA | 9,860 | 338,194 |
| BNP Paribas | 5,432 | 537,360 |
| Cap Gemini | 4,270 | 232,451 |
| Lafarge | 3,071 | 481,694 |
| Sanofi-Aventis | 2,647 | 215,704 |
| Total | 7,302 | 529,974 |
| Vivendi | 8,400 | 338,232 |
| | | **3,081,723** |
| **Germany--9.0%** | | |
| BASF | 5,810 | 761,167 |
| Bayerische Motoren Werke | 3,600 | 199,270 |
| Daimler | 2,449 | 191,696 |
| E.ON | 2,860 | 526,119 |
| Linde | 1,922 | 251,606 |
| MAN | 3,200 | 397,672 |
| Merck | 2,960 | 366,657 |
| RWE | 1,990 | 244,194 |
| Salzgitter | 1,770 | 279,244 |
| ThyssenKrupp | 5,300 | 260,485 |
| Wacker Chemie | 1,840 | 398,423 |
| Wincor Nixdorf | 2,940 | 226,325 |
| | | **4,102,858** |
| **Greece--.8%** | | |
| Coca-Cola Hellenic Bottling | 8,980 | **376,734** |
| **Hong Kong--1.0%** | | |
| Esprit Holdings | 35,000 | **455,223** |

| | | |
|---|---:|---:|
| **Ireland--1.2%** | | |
| Allied Irish Banks | 8,200 | 181,297 |
| Kerry Group, Cl. A | 13,754 | 369,554 |
| | | **550,851** |
| **Italy--1.7%** | | |
| ENI | 15,102 | 487,682 |
| Prysmian | 15,010 a | 303,462 |
| | | **791,144** |
| **Japan--18.0%** | | |
| Aisin Seiki | 7,100 | 286,959 |
| Canon | 9,700 | 418,114 |
| INPEX Holdings | 23 | 215,190 |
| KDDI | 47 | 317,389 |
| Kenedix | 342 | 396,308 |
| Marubeni | 41,000 | 281,097 |
| Mitsubishi | 12,800 | 335,062 |
| Mitsubishi Electric | 41,000 | 381,643 |
| Mitsui & Co. | 32,000 | 657,798 |
| Nikon | 14,000 | 392,116 |
| Nintendo | 2,300 | 1,148,261 |
| Nippon Sheet Glass | 69,000 | 315,019 |
| Nippon Yusen | 36,400 | 296,940 |
| Sony | 8,800 | 420,209 |
| Sumitomo Electric Industries | 15,700 | 233,117 |
| Takeda Pharmaceutical | 6,900 | 418,490 |
| Terumo | 7,600 | 412,817 |
| Toppan Printing | 18,000 | 179,972 |
| Toshiba | 70,000 | 472,917 |
| Toyota Motor | 10,500 | 570,585 |
| | | **8,150,003** |
| **Netherlands--2.5%** | | |
| ASML Holding | 7,597 a | 202,544 |
| European Aeronautic Defence and Space | 9,320 | 236,250 |
| ING Groep | 22,100 | 719,924 |
| | | **1,158,718** |
| **Norway--1.4%** | | |
| Norsk Hydro | 17,700 | 212,302 |
| Petroleum Geo-Services | 8,650 | 186,763 |
| Telenor | 11,800 | 244,421 |
| | | **643,486** |
| **Singapore--.5%** | | |
| Singapore Press Holdings | 78,000 | **242,846** |
| **Spain--5.1%** | | |
| ACS-Actividades de Construccion y Servicios | 10,870 | 570,911 |
| Banco Santander | 11,250 | 197,453 |
| Inditex | 5,940 | 298,361 |
| Telefonica | 33,720 | 987,989 |
| Union Fenosa | 3,780 | 252,062 |
| | | **2,306,776** |
| **Sweden--1.6%** | | |
| Alfa Laval | 5,400 | 290,775 |
| TeliaSonera | 48,000 | 425,408 |
| | | **716,183** |
| **Switzerland--10.1%** | | |
| ABB | 22,650 | 566,293 |
| Baloise Holding | 3,350 | 297,164 |
| Holcim | 4,572 | 442,193 |
| Nestle | 3,562 | 1,590,796 |
| Novartis | 8,590 | 434,371 |
| Roche Holding | 5,045 | 913,371 |

| | | |
|---|---:|---:|
| Swatch Group | 1,400 | 376,504 |
| | | **4,620,692** |
| **United Kingdom--17.4%** | | |
| Amlin | 56,622 | 300,624 |
| AstraZeneca | 7,760 | 323,833 |
| Aveva Group | 14,740 | 291,771 |
| British American Tobacco | 24,766 | 868,528 |
| Charter | 16,660 [a] | 229,187 |
| Dana Petroleum | 9,560 [a] | 248,380 |
| Greene King | 18,100 | 266,876 |
| HBOS | 21,300 | 294,289 |
| Land Securities Group | 7,090 | 226,614 |
| Michael Page International | 48,990 | 252,540 |
| National Grid | 15,870 | 244,325 |
| Next | 8,990 | 253,439 |
| Prudential | 19,960 | 257,942 |
| Royal Dutch Shell, Cl. B | 6,900 | 238,813 |
| SABMiller | 13,930 | 301,221 |
| Schroders | 8,710 | 189,849 |
| Scottish & Southern Energy | 7,190 | 218,562 |
| Shire | 26,200 | 462,028 |
| Tesco | 77,620 | 639,977 |
| Tullet Prebon | 29,590 | 304,240 |
| William Morrison Supermarkets | 41,159 | 243,305 |
| Xstrata | 16,780 | 1,245,959 |
| | | **7,902,302** |
| **United States--1.0%** | | |
| iShares MSCI EAFE Index Fund | 6,240 | **451,277** |
| **Total Common Stocks** | | |
| (cost $40,051,071) | | **43,459,538** |

**Preferred Stocks--1.4%**

| | | |
|---|---:|---:|
| **Germany** | | |
| Fresenius | | |
| (cost $458,838) | 8,220 | **642,585** |

| | Principal Amount ($) | Value ($) |
|---|---:|---:|
| **Short-Term Investments--.1%** | | |
| **U.S. Treasury Bills;** | | |
| 4.12%, 3/20/08 | | |
| (cost $54,797) | 55,000 [b] | **54,873** |

| **Other Investment--2.1%** | Shares | Value ($) |
|---|---:|---:|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund | | |
| (cost $945,000) | 945,000 [c] | **945,000** |

| | | |
|---|---:|---:|
| **Total Investments** (cost $41,509,706) | **99.1%** | **45,101,996** |
| **Cash and Receivables (Net)** | **.9%** | **424,794** |
| **Net Assets** | **100.0%** | **45,526,790** |

a   Non-income producing security.

b   All or partially held by a broker as collateral for open financial futures positions.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

**STATEMENT OF FINANCIAL FUTURES**

**January 31, 2008 (Unaudited)**

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized Appreciation/ (Depreciation) at 1/31/2008 ($) |
|---|---|---|---|---|
| **Fianancial Futures Long** | | | | |
| MSCI PAN EURO | 23 | 741,777 | March 2008 | (88,614) |
| TOPIX | 3 | 379,208 | March 2008 | (60,274) |
| | | | | **(148,888)** |

At January 31, 2008, the Fund held the following forward foreign currency exchange contracts:

| Forward Currency Exchange Contracts | Foreign Currency Amounts | Cost ($) | Value ($) | Unrealized Appreciation/ (Depreciation) at 1/31/2008 ($) |
|---|---|---|---|---|
| Purchase: | | | | |
| Australian Dollar | | | | |
| Expiring 2/4/2008 | 72,891 | 65,077 | 65,427 | 350 |
| | | | | |
| Sale: | | | | |
| Australian Dollar | | | | |
| Expiring 2/1/2008 | 134,162 | 119,418 | 120,424 | (1,006) |
| | | | | **(656)** |

## STATEMENT OF INVESTMENTS
**Dreyfus Premier Diversified International Fund**
**January 31, 2008 (Unaudited)**

| Other Investment--99.2% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Premier Emerging Markets | | |
| Opportunity Fund | 2,665 a | 45,978 |
| Dreyfus Premier International | | |
| Equity Fund | 2,354 a | 92,692 |
| Dreyfus Premier International | | |
| Small Cap Fund | 3,061 a | 45,913 |
| Dreyfus Premier International | | |
| Value Fund | 6,669 a | 93,298 |
| Mellon Institutional Funds - | 4,036 a | 93,869 |
| Newton International Equity Fund | | |
| Strategic International Stock Fund | 7,611 a | 94,449 |
| | | |
| **Total Investments** (cost $498,462) | **99.2%** | **466,199** |
| **Cash and Receivables (Net)** | **.8%** | **3,980** |
| **Net Assets** | **100.0%** | **470,179** |

a    Investment in affiliated mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

## STATEMENT OF INVESTMENTS
**Dreyfus Premier Emerging Asia Fund**
**January 31, 2008 (Unaudited)**

| Common Stocks--85.3% | Shares | Value ($) |
|---|---|---|
| **China--19.9%** | | |
| Beijing Capital Land, Cl. H | 790,000 | 345,901 |
| Bengang Steel Plates, Cl. B | 600,600 | 545,905 |
| China Communication Services, Cl. H | 574,000 a | 446,801 |
| China Telecom, Cl. H | 600,000 | 424,105 |
| Hunan Non-Ferrous Metal, Cl. H | 700,000 | 303,315 |
| Shandong Chenming Paper Holdings, Cl. B | 400,000 | 409,315 |
| Shanghai Friendship Group, Cl. B | 165,000 | 307,207 |
| Sino-Ocean Land Holdings | 337,000 | 327,197 |
| | | **3,109,746** |
| **Hong Kong--7.1%** | | |
| China Everbright | 150,000 a | 307,568 |
| Dynasty Fine Wines Group | 1,000,000 | 260,528 |
| Global Sweeteners Holdings | 1,500,000 | 247,648 |
| Jutual Offshore Oil Services | 1,188,000 | 291,434 |
| | | **1,107,178** |
| **India--27.5%** | | |
| Binani Cement | 39,000 | 89,296 |
| Century Textiles & Industries | 19,918 | 447,828 |
| Country Club India | 13,200 | 250,544 |
| Engineers India | 23,824 | 518,461 |
| Fedders Lloyd | 73,200 | 190,814 |
| Great Eastern Shipping | 18,000 | 183,736 |
| Gujarat Alkalies & Chemicals | 132,000 | 559,028 |
| Hinduja Venture (Warrants 10/24/12) | 28,530 a,b | 422,503 |
| Indo Asian Fusegear | 57,000 a | 208,991 |
| KS Oils | 280,000 | 540,981 |
| Renaissance Jewellery | 75,000 | 214,995 |
| Sanwaria Agro Oils | 65,000 | 246,868 |
| XL Telecom & Energy | 50,000 | 399,686 |
| | | **4,273,731** |
| **Indonesia--8.5%** | | |
| Astra International | 84,000 | 252,706 |
| Bank Central Asia | 676,000 | 264,448 |
| Bumi Resources | 376,000 | 267,052 |
| Timah | 172,000 | 548,865 |
| | | **1,333,071** |
| **Malaysia--4.2%** | | |
| CB Industrial Product Holding | 121,800 | 199,191 |
| Gamuda | 157,093 | 250,851 |
| Parkson Holdings | 85,700 | 207,363 |
| | | **657,405** |
| **Singapore--1.1%** | | |
| See Hup Seng | 633,000 a | **176,007** |
| **South Korea--1.5%** | | |
| Hyundai Development | 3,300 | **237,523** |
| **Taiwan--5.4%** | | |
| KGI Securities | 450,000 | 231,955 |
| Motech Industries | 50,000 | 294,459 |
| Yang Ming Marine Transport | 500,000 | 323,757 |
| | | **850,171** |
| **Thailand--1.9%** | | |
| Mermaid Maritime | 351,000 | **300,660** |
| **Vietnam--8.2%** | | |
| Pha Lai Thermal PCL (Warrants 1/17/12) | 227,580 a,b | 794,036 |

| | | |
|---|---|---|
| Saigon Securities (Warrants 1/17/12) | 55,700 a,b | 489,319 |
| | | **1,283,355** |
| | | |
| **Total Investments** (cost $15,932,986) | **85.3%** | **13,328,847** |
| **Cash and Receivables (Net)** | **14.7%** | **2,293,527** |
| **Net Assets** | **100.0%** | **15,622,374** |

a   Non-income producing security.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
     transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, these
     securities amounted to $1,705,858 or 11% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

## At January 31, 2008, the fund held the following forward foreign currency exchange contracts: (Unaudited)

| Forward Currency Exchange Contracts | Foreign Currency Amount | Cost | Value ($) | Unrealized Appreciation/ (Depreciation) at 1/31/2008 ($) |
|---|---|---|---|---|
| Purchases: | | | | |
| Hong Kong dollar, expiring 2/1/2008 | 1,558,000 | 200,000 | 199,828 | (172) |
| Indian Rupee, expiring 2/1/2008 | 15,360,000 | 400,000 | 391,039 | (8,961) |
| **Total** | | | | **(9,133)** |